PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
BEIJING REPRESENTATIVE OFFICE
美国宝维斯律师事务所
北京代表处

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

中国北京朝阳区东三环中路7号
财富中心写字楼A座3601室
邮政编码: 100020
电话: (86-10) 5828-6300
传真: (86-10) 6530-9070 / 9080

JEANETTE K. CHAN
RESIDENT PARTNER AND
CHIEF REPRESENTATIVE

常驻合伙人及首席代表
陈剑音律师

Rule 12g3-2(b) File No. 82-34792

October 17, 2007

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

10/19

Doc #:BJ1:66532.1

This letter, together with the enclosure listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Jeanette K. Chan

Enclosures

ANNEX A

Date	Description
August 15, 2007	Interim Report
From July 4, 2007 to August 21, 2007	Forms of Share Buyback Report filed with The Stock Exchange of Hong Kong Limited

Tencent 腾讯

Tencent Holdings Limited
Incorporated in the Cayman Islands with limited liability

騰訊控股有限公司
於開曼群島註冊成立的有限公司

(Stock Code 股份代號：700)


QQLive
tv.qq.com
Qzone
SOSO搜搜
www.soso.com
超级旋风
腾讯网
QQ.com
smart communication inspires
智慧溝通 靈感無限

Interim Report 2007
中期報告

Interim Report

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three and six months ended 30 June 2007. These interim results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company.

Condensed Consolidated Balance Sheet

As at 30 June 2007 and 31 December 2006

	Note	Unaudited 30 June 2007 RMB'000	Audited 31 December 2006 RMB'000
ASSETS			
Non-current assets			
Fixed assets	7	739,955	549,109
Construction in progress	7	49,994	14,462
Leasehold land and land use rights	7	9,916	10,018
Intangible assets	7	168,461	155,587
Held-to-maturity investments	8	76,155	–
Deferred income tax assets	16	141,848	130,522
Available-for-sale financial assets	9	59,974	56,440
		1,246,303	916,138
Current assets			
Inventories		1,776	2,466
Accounts receivable	10	491,821	399,337
Prepayments, deposits and other receivables		193,746	113,768
Financial assets held for trading	11	245,278	195,907
Held-to-maturity investments	8	228,465	234,261
Term deposits with initial term of over three months		914,784	944,375
Cash and cash equivalents		1,839,775	1,844,320
		3,915,645	3,734,434
Total assets		5,161,948	4,650,572

Condensed Consolidated Balance Sheet (Continued)

As at 30 June 2007 and 31 December 2006

	Note	Unaudited 30 June 2007 RMB'000	Audited 31 December 2006 RMB'000
EQUITY			
Shareholders' equity			
Share capital	12	**194**	192
Share premium	12	**1,509,906**	1,459,020
Share-based compensation reserve	12	**158,892**	118,078
Other reserves		**86,469**	80,925
Retained earnings		**2,468,441**	2,059,541
		4,223,902	3,717,756
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities	16	**22,337**	16,821
Long term payable		**–**	48,148
		22,337	64,969
Current liabilities			
Accounts payable		**82,836**	38,934
Other payables and accruals	14	**432,077**	444,387
Current income tax liabilities		**52,282**	47,472
Other tax liabilities		**31,518**	17,715
Deferred revenue	15	**316,996**	319,339
		915,709	867,847
Total liabilities		**938,046**	932,816
Total equity and liabilities		**5,161,948**	4,650,572
Net current assets		**2,999,936**	2,866,587
Total assets less current liabilities		**4,246,239**	3,782,725

On behalf of the board of directors of the Company

Ma Huateng	**Zhang Zhidong**
Director	Director

The accompanying notes on pages 6 to 36 form an integral part of these Interim Financial Statements.

Condensed Consolidated Income Statement

For the three and six months ended 30 June 2007

		Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
		2007	2006	2007	2006
	Note	RMB'000	RMB'000	RMB'000	RMB'000
Revenues					
Internet value-added services		546,235	462,260	1,048,022	898,798
Mobile and telecommunications value-added services		206,036	178,355	402,580	341,781
Online advertising		114,599	62,972	188,667	104,742
Others		1,146	1,394	1,808	4,965
		868,016	704,981	1,641,077	1,350,286
Cost of revenues	18	(266,041)	(199,035)	(503,560)	(374,728)
Gross profit		601,975	505,946	1,137,517	975,558
Other gains, net	17	23,315	21,357	57,328	42,893
Selling and marketing expenses	18	(70,870)	(74,838)	(141,080)	(154,586)
General and administrative expenses	18	(192,017)	(142,440)	(363,994)	(272,247)
Operating profit		362,403	310,025	689,771	591,618
Finance costs, net	19	(16,690)	(6,537)	(29,195)	(16,632)
Profit before income tax		345,713	303,488	660,576	574,986
Income tax expenses	20	(11,227)	(35,599)	(35,921)	(57,397)
Profit for the period		334,486	267,889	624,655	517,589
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share)					
- basic	21	0.188	0.151	0.352	0.290
- diluted	21	0.183	0.147	0.341	0.282

The accompanying notes on pages 6 to 36 form an integral part of these Interim Financial Statements.

Condensed Consolidated Statement of Changes in Shareholders' Equity

For the six months ended 30 June 2007

	Unaudited						
	Share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Capital reserve RMB'000	Statutory reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2007	192	1,459,020	118,078	20,000	60,925	2,059,541	3,717,756
Profit for the period	-	-	-	-	-	624,655	624,655
Employees share option scheme:							
- value of employee services	-	-	40,814	-	-	-	40,814
- proceeds from shares issued	2	50,886	-	-	-	-	50,888
Profit appropriations to statutory reserves	-	-	-	-	5,544	(5,544)	-
Dividend relating to 2006 (Note 22)	-	-	-	-	-	(210,211)	(210,211)
Balance at 30 June 2007	194	1,509,906	158,892	20,000	66,469	2,468,441	4,223,902

	Unaudited						
	Share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Capital reserve RMB'000	Statutory reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2006	192	1,666,044	40,109	20,000	46,609	1,155,459	2,928,413
Profit for the period	-	-	-	-	-	517,589	517,589
Employees share option scheme:							
- value of employee services	-	-	33,804	-	-	-	33,804
- proceeds from shares issued	1	14,948	-	-	-	-	14,949
Repurchase and cancellation of shares	(2)	(241,076)	-	-	-	-	(241,078)
Profit appropriations to statutory reserves	-	-	-	-	14,316	(14,316)	-
Dividend relating to 2005	-	-	-	-	-	(145,402)	(145,402)
Balance at 30 June 2006	191	1,439,916	73,913	20,000	60,925	1,513,330	3,108,275

The accompanying notes on pages 6 to 36 form an integral part of these Interim Financial Statements.

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2007

	Unaudited Six months ended 30 June 2007 RMB'000	2006 RMB'000
Net cash flows from operating activities	507,239	683,999
Net cash flows used in investing activities	(340,014)	(421,277)
Net cash flows used in financing activities	(159,323)	(371,531)
Increase / (decrease) in cash and cash equivalents	7,902	(108,809)
Cash and cash equivalents at beginning of period	1,844,320	1,576,044
Exchange losses on cash and cash equivalents	(12,447)	(8,502)
Cash and cash equivalents at end of period	1,839,775	1,458,733
Analysis of balances of cash and cash equivalents:		
Bank balances and cash	978,389	948,185
Short-term highly liquid investments with initial term of three months or less	861,386	510,548
	1,839,775	1,458,733

Notes to the Interim Financial Statements

1 General information

The Company was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Group is principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

2 Basis of preparation and presentation

The condensed consolidated balance sheet as at 30 June 2007 and related condensed consolidated income statement for the three and six months ended 30 June 2007, and condensed consolidated statements of changes in shareholders' equity and cash flow for the six months then ended (collectively defined as the "Interim Financial Statements") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

3 Significant accounting policies

The Interim Financial Statements should be read in conjunction with the annual consolidated financial statements of the Group for the year ended 31 December 2006 (the "2006 Financial Statements") as set out in the 2006 annual report of the Company dated 21 March 2007.

The accounting policies and method of computation used in the preparation of the Interim Financial Statements are consistent with those used in the 2006 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets held for trading.

3 **Significant accounting policies** (Continued)

(a) Assessment and adoption of new IFRS, interpretations and amendments

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the financial year ending 31 December 2007:

IAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosure
IFRS 7	Financial Instruments: Disclosures
IFRIC 7	Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

Management has assessed the relevance of these new standards, interpretations and amendments with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

1) IAS 1 (Amendment) – requires an entity to disclose the information that enables users of its financial statements to evaluate the entity's objectives, policies and process of managing capital. The Group has applied this amendment from 1 January 2007 and has made the related disclosure information in these Interim Financial Statements;

2) IFRS 7 – It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The Group has applied this standard from 1 January 2007 and has made the related disclosure information in these Interim Financial Statements;

3) IFRIC 7 is not relevant to the Group's operations;

3 **Significant accounting policies** (Continued)

(a) Assessment and adoption of new IFRS, interpretations and amendments (Continued)

4) IFRIC 8 – Scope of IFRS 2 requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of the equity instrument issued – to establish whether or not they fall within the scope of IFRS 2. The Group has applied this interpretation from 1 January 2007 and management considered that this interpretation did not have a significant impact on the Group's financial statements.

5) IFRIC 9 – requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Group has applied this interpretation from 1 January 2007 and management considered that this interpretation did not have a significant impact on the Group's financial statements.

6) IFRIC 10 – prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group has applied this interpretation from 1 January 2007 and management considered that this interpretation did not have a significant impact on the Group's financial statements.

(b) Standards, interpretations and amendments to published standards which are not yet effective

The following new standards, interpretations and amendments to the existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 March 2007 or later periods:

IFRS 8	Operating Segment
IFRIC 11	IFRS 2 - Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 13	Customer loyalty programmes
IFRIC 14	The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The Group has not yet early adopted any of the above standards or interpretations. Management is in the process of making an assessment of their impact and is not yet in a position to state what impact they would have on the Group's results of operations and financial position.

4 Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholder value in the long term.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or redeem the Company's shares.

5 Critical accounting estimates and judgments

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting period are discussed below.

(a) Recognition of Internet value-added services and mobile and telecommunications value-added services

As mentioned in the 2006 Financial Statements, certain of these services are delivered to the Group's customers through the platforms of various subsidiaries of China Mobile Communications Corporation ("China Mobile") and China United Communications Corporation ("China Unicom"), two mobile phone operators in the PRC. China Mobile and China Unicom collect the related service fees (the "Internet and Mobile Services Fees") on behalf of the Group and then remit them to the Group after deducting commission fee and other charges. As for the Internet and Mobile Service Fees not yet confirmed/advised by the operators at the time of reporting the financial results of the Group, management of the Group estimates the amounts receivable based on historical data and developing trends in customer payment delinquencies.

The balance of accounts receivable due from China Mobile and China Unicom, which has not been confirmed, was estimated to be RMB99,530,000 as at 30 June 2007 (31 December 2006: RMB51,020,000).

5 **Critical accounting estimates and judgments** (Continued)

(a) Recognition of Internet value-added services and mobile and telecommunications value-added services (Continued)

Were the actual outcome to differ by 10% from management's estimates, the Group would need to:

- reduce the revenue and accounts receivable by RMB9,953,000 if unfavorable; or

- increase the revenue and accounts receivable by RMB9,953,000 if favorable.

(b) Recognition of share-based compensation expenses

The Company has granted share options to its employees. The directors have used the Black-Scholes valuation model (the "BS Model") to determine the total fair value of the options granted, which is to be expensed over the vesting period. Significant judgement on parameters, such as risk free rate, dividend yield and expected volatility, is required to be made by the directors in applying the BS Model.

The fair value of options granted during the six months ended 30 June 2007 determined using the BS Model was approximately HKD169,755,000 (during the six months ended 30 June 2006: HKD51,697,000).

In addition, the Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the vesting period ("expected retention rate of grantees") to determine the amount of share-based compensation expenses charged to the income statement. As at 30 June 2007, the expected retention rate of grantees is assessed to be 87% (31 December 2006: 87%).

If the expected retention rate of grantees had been increased/decreased by 10%, the amount of share-based compensation expenses would be increased/decreased correspondingly by RMB15,889,000 (of which RMB15,825,000 would be dealt with in the income statement and RMB64,000 in construction in progress) and the related share-based compensation reserve would be adjusted with the same amount.

5 Critical accounting estimates and judgments (Continued)

(c) Determination of contingent consideration in the Joymax Acquisition

On 15 January 2006, TCH Theta Limited, a subsidiary of the Company, entered into an agreement with the equity owners of Joymax Development and its subsidiary, Beijing Emark Information and Technology Company Limited ("Beijing Emark"), to acquire all the equity interest of Joymax Development and the business conducted by the Joymax Group (the "Joymax Acquisition").

According to the terms of the agreement, the total consideration of the acquisition contains installments which are determined with reference to certain multiples of the operating results to be achieved by Beijing Emark for the years ended/ending 31 December 2006 and 2007, respectively (referred to as "Earn-out Considerations").

IFRS 3 requires that the contingent consideration shall be further assessed based on the results of future events. Based on the 2006 operating results and the 2007 profit forecast of the subsidiary of Joymax Development, management has re-assessed the present value of Earn-out Considerations as at 31 December 2006 and reduced both the Earn-out Considerations and the related goodwill by RMB62,901,000 as at 31 December 2006. Such re-assessment is also to be carried out in 2007 to adjust, where necessary, the Earn-out Considerations and the related goodwill. No further adjustment was made to the balance of Earn-out Consideration as at 30 June 2007 based on management's assessment.

(d) Recognition of deferred tax assets

Certain intra-group software and technology sales have been transacted within the Group. The self-developed software and technology purchased by two subsidiary companies, Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer") and Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan"), from other group companies have been initially recorded at the purchase prices as costs and then amortised over their contracted useful lives (the "Amortisation") in their local statutory financial statements, while these transactions were eliminated at the group level.

5 Critical accounting estimates and judgments (Continued)

(d) Recognition of deferred tax assets (Continued)

The Amortisation has been treated as a deductible expense in ascertaining the assessable profits of Tencent Computer and Shiji Kaixuan following an approval issued by the local tax bureau in 2005. As a result, the Group has recognised deferred tax assets relating to such intra-group software and technology sales. The amount of the deferred tax assets was calculated based on temporary differences arising from the accounting bases (at the group level) and the tax bases of the software and technology involved in the intra-group transactions reported by Tencent Computer and Shiji Kaixuan at their enacted enterprise income tax rates.

On 16 March 2007, the Tenth National People's Congress ("NPC") plenary session passed the enterprise income tax law ("New Tax Law") that imposes a unified income tax rate of 25% for most enterprises. The New Tax Law will be effective on 1 January 2008 and also provides for preferential tax rates and tax incentives for prescribed industries and activities, and grandfathering provisions in determination of taxable profit. As the implementation measures on the various transitional periods and rules for existing preferential tax policies have not yet been announced, management considered that it would be more appropriate to determine the above deferred tax assets at the enterprise income tax rate of 15% currently applicable to Tencent Computer and Shiji Kaixuan.

The relevant deferred tax assets as at 30 June 2007 were approximately RMB139,928,000 (31 December 2006: RMB130,522,000) (Note 16).

If the unified tax rate of 25% as stated above were applied starting from 1 January 2008 to Tencent Computer and Shiji Kaixuan, an additional deferred tax assets of RMB79,967,000 would be recognised. This impact would be mitigated depending on the provisions of the transitional tax policies to be announced.

As and when the implementation measures on the various transitional periods and rules for existing preferential tax policies are announced, the Group will assess their impact and this change, if any, in accounting estimate will be accounted for prospectively.

6 Segment information

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three and six months ended 30 June 2007 and 2006 are presented as follows:

	Unaudited				
	Three months ended 30 June 2007				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	546,235	206,036	114,599	1,146	868,016
Gross profit/(loss)	400,480	129,766	78,829	(7,100)	601,975
Other gains, net					23,315
Selling and marketing expenses					(70,870)
General and administrative expenses					(192,017)
Operating profit					362,403
Finance costs, net					(16,690)
Profit before income tax					345,713
Income tax expenses					(11,227)
Profit for the period					334,486

6 Segment information (Continued)

	Unaudited				
	Three months ended 30 June 2006				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	462,260	178,355	62,972	1,394	704,981
Gross profit/(loss)	356,451	112,581	41,376	(4,462)	505,946
Other gains, net					21,357
Selling and marketing expenses					(74,838)
General and administrative expenses					(142,440)
Operating profit					310,025
Finance costs, net					(6,537)
Profit before income tax					303,488
Income tax expenses					(35,599)
Profit for the period					267,889

6 Segment information (Continued)

	Unaudited Six months ended 30 June 2007				
	Internet value-added services RMB'000	Mobile and telecomm-unications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	1,048,022	402,580	188,667	1,808	1,641,077
Gross profit/(loss)	779,242	248,817	123,016	(13,558)	1,137,517
Other gains, net					57,328
Selling and marketing expenses					(141,080)
General and administrative expenses					(363,994)
Operating profit					689,771
Finance costs, net					(29,195)
Profit before income tax					660,576
Income tax expenses					(35,921)
Profit for the period					624,655

6 Segment information (Continued)

	Unaudited Six months ended 30 June 2006				
	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	898,798	341,781	104,742	4,965	1,350,286
Gross profit/(loss)	698,306	216,566	66,380	(5,694)	975,558
Other gains, net					42,893
Selling and marketing expenses					(154,586)
General and administrative expenses					(272,247)
Operating profit					591,618
Finance costs, net					(16,632)
Profit before income tax					574,986
Income tax expenses					(57,397)
Profit for the period					517,589

7 Capital expenditure

	Unaudited			
	Fixed assets RMB'000	Construction in progress RMB'000	Leasehold land and land use rights RMB'000	Intangible assets RMB'000
Net book amount at 1 January 2007	549,109	14,462	10,018	155,587
Acquisition of Beijing BIZCOM Corporation ("Beijing BIZCOM")	-	-	-	20,860
Additions	252,250	42,593	-	10,215
Transfer	7,061	(7,061)	-	-
Disposals	(2,915)	-	-	-
Depreciation/Amortisation charge	(65,550)	-	(102)	(18,201)
Net book amount at 30 June 2007	**739,955**	**49,994**	**9,916**	**168,461**

8 Held-to-maturity investments

During the six months ended 30 June 2007, the Group purchased a USD Constant Maturity Treasury Linked Bond ("CMT Linked Bond") of USD10,000,000. The return on CMT Linked Bond is at variable annual coupon rates over a period of two years maturing in 2009.

The held-to-maturity investments at 30 June 2007 also included two 3-year notes and one 2-year note (the "Notes") with interest at variable annual coupon rates over the period of the Notes. All Notes have maturity in 2007 and are classified as current assets. Embedded in the Notes are call options (the "Option") which entitle the issuers to repurchase the Notes from the Group after specified periods have lapsed. Upon the exercise of the Option, the issuers are required to pay to the Group the principals together with the accrued interest.

There were no disposals of or impairment provision made against the held-to-maturity investments during the six months ended 30 June 2007.

9 Available-for-sale financial assets

As at 30 June 2007, available-for-sale financial assets mainly represented investments in 19.9% of the equity interests in Shenzhen Domain Computer Network Company Limited, a PRC corporation, and 16.9% of the equity interests in GoPets Limited, a Korea corporation. Based on the assessment made by management, the carrying amounts of available-for-sale financial assets approximate their fair values and no revaluation reserve or impairment provision was required to be recognised at 30 June 2007, as no significant matter occurred during the six months ended 30 June 2007 that would lead to material changes in their fair values.

10 Accounts receivable

	Unaudited 30 June 2007 RMB'000	Audited 31 December 2006 RMB'000
0 - 30 days	**283,318**	180,304
31 days - 60 days	**55,323**	81,462
61 days - 90 days	**54,559**	38,450
Over 90 days but less than a year	**98,621**	99,121
	491,821	399,337

The Group has no formal credit periods communicated to its major customers but customers usually settle the amounts due to it within a period of 30 to 90 days except for advertising customers who usually have a credit period of 30 to 90 days. A substantial amount of the receivable balances as at 30 June 2007 and 31 December 2006 was due from China Mobile, China Unicom, China Telecommunications Corporation and their branches, subsidiaries and affiliates. The directors consider that the carrying value of the receivable balance approximates its fair value as at 30 June 2007.

11 Financial assets held for trading

On 30 March 2007, the Group invested USD20,000,000 in 10-year USD denominated principal protected notes ("USD Notes"). All of these principal protected notes have been designated as financial assets held for trading by management in their initial recognition. In addition, financial assets held for trading as at 30 June 2007 also included an investment portfolio held by the Group.

The fair value of the USD Notes and respective underlying financial instruments in the portfolio were determined with reference to the respective published price quotations in an active market.

12 Share capital, share premium and share-based compensation reserve

Movements of the issued share capital for the year ended 31 December 2006 and for the six months ended 30 June 2007 were as follows:

	Number of ordinary shares	Share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Total RMB'000
At 1 January 2006	1,769,244,068	192	1,666,044	40,109	1,706,345
Employees share option scheme:					
- value of employee services	-	-	-	77,969	77,969
- number of shares issued and proceeds received	17,564,700	2	34,052	-	34,054
Repurchase and cancellation of shares	(18,357,000)	(2)	(241,076)	-	(241,078)
At 31 December 2006 / 1 January 2007	**1,768,451,768**	**192**	**1,459,020**	**118,078**	**1,577,290**
Employees share option scheme:					
- value of employee services	-	-	-	40,814	40,814
- number of shares issued and proceeds received (Note)	13,838,725	2	50,886	-	50,888
At 30 June 2007	**1,782,290,493**	**194**	**1,509,906**	**158,892**	**1,668,992**

As at 30 June 2007, all issued shares were fully paid.

Note: During the six months ended 30 June 2007, a total of 6,790,610 options under Pre-IPO Option(Note13) were exercised at exercise prices ranging from USD0.0497 to USD0.4396. In addition, a total of 7,048,115 options under Post-IPO Option I(Note13) were exercised at exercise prices ranging from HKD3.6650 to HKD11.5500.

13 Share options

(a) Share option schemes

The Company adopted share option schemes for the purpose of providing incentives and rewards to its directors, executives or officers, employees, consultants and other eligible persons:

(i) Pre-IPO Share Option Scheme (the "Pre-IPO Option")

The Pre-IPO Option was adopted by the Company on 27 July 2001. As at the listing date of the Company on 16 June 2004, all options under Pre-IPO Option had been granted.

(ii) Post-IPO Share Option Scheme I (the "Post-IPO Option I")

On 24 March 2004, the Company adopted the Post-IPO Option I. The Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it pursuant to the terms of the Post-IPO Option I. The Post-IPO Option I has been terminated upon the adoption of the new share option scheme mentioned below.

13 Share options (Continued)

(a) Share option schemes (Continued)

(iii) Post-IPO Share Option Scheme II (the "Post-IPO Option II")

On 16 May 2007, the Company adopted the Post-IPO Option II. The Board may, in its absolute discretion, grant options to any eligible person to subscribe for shares in the Company. The Post-IPO Option II shall be valid and effective for a period of 10 years commencing after its date of adoption.

The maximum number of the shares in respect of which options may be granted under the Post-IPO Option II and any other share options schemes of the Company shall not exceed 5% of the issued shares as at the date of shareholders' approval of the Post-IPO Option II (the "Scheme Mandate Limit"). Options lapsed in accordance with the terms of the Post-IPO Option II shall not be counted for the purpose of calculating the 5% limit. The Company may refresh the Scheme Mandate Limit by ordinary resolution of the shareholders in general meeting, provided that the Scheme Mandate Limit so refreshed shall not exceed 5% of the issued shares as at the date of shareholders' approval of the refreshing of the Scheme Mandate Limit. Options previously granted under any existing schemes (including options outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) shall not be counted for the purpose of calculating the limit as refreshed. Options granted under the Post-IPO Option II will be expired in any event not later than the last day of the seven-year period after the date of grant of options (subject to early termination as set out in the Post-IPO Option II).

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Post-IPO Option II and any other share options schemes of the Company (including Pre-IPO Option and Post-IPO Option I) must not in aggregate exceed 30% of issued shares from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Post-IPO Option II and any other share options schemes of the Company (whether exercised, cancelled or outstanding) to any eligible person in any 12-month period shall not exceed 1% of issued shares from time to time unless such grant has been duly approved by ordinary resolution of the shareholders in general meeting at which the relevant eligible person and his associates abstained from voting. In calculating the aforesaid limit of 1%, options that have lapsed shall not be counted.

13 Share options (Continued)

(b) Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option		Post-IPO Option I		Post-IPO Option II		
	Average exercise price	No. of options	Average exercise price	No. of options	Average exercise price	No. of options	Total No. of options
At 1 January 2006	USD0.0933	31,574,357	HKD6.1627	51,293,646	-	-	82,868,003
Granted	-	-	HKD11.5500	10,950,000	-	-	10,950,000
Exercised	USD0.0852	(8,233,043)	HKD4.2807	(2,069,812)	-	-	(10,302,855)
Lapsed	USD0.1967	(156,940)	HKD4.7605	(1,408,776)	-	-	(1,565,716)
At 30 June 2006	USD0.0955	23,184,374	HKD7.2664	58,765,058	-	-	81,949,432
At 1 January 2007	USD0.1010	19,006,964	HKD8.4787	62,362,775	-	-	81,369,739
Granted	-	-	HKD25.2600	3,110,000	HKD31.7954	10,686,640	13,796,640
Exercised	USD0.1044	(6,790,610)	HKD6.4884	(7,048,115)	-	-	(13,838,725)
Lapsed	USD0.1967	(274,424)	HKD7.6101	(692,999)	-	-	(967,423)
At 30 June 2007	USD0.0968	11,941,930	HKD9.6361	57,731,661	HKD31.7954	10,686,640	80,360,231

During the six months ended 30 June 2007, 1,000,000 options were granted to an executive director of the Company and a total of 300,000 options were granted to the independent directors of the Company (for the six months ended 30 June 2006: Nil).

Of 80,360,231 options outstanding as at 30 June 2007 (30 June 2006: 81,949,432 options), 17,604,048 options (30 June 2006: 21,470,156 options) were exercisable.

Options exercised during the six months ended 30 June 2007 resulted in 13,838,725 ordinary shares issued (Note 12). The weighted average price of the shares at the time these options were exercised during the six months ended 30 June 2007 was HKD29.23 (equivalent to approximately RMB28.92) per share.

13 Share options (Continued)

(c) Outstanding share options

Details of the expiry dates, exercise prices and the respective numbers of share options which remained outstanding as at 30 June 2007 and 31 December 2006 are as follows:

Expiry Date	Range of Exercise Price	30 June 2007	31 December 2006
31 December 2011 (Pre-IPO Option)	USD0.0497-USD0.4396	11,941,930	19,006,964
10 years commencing from the adoption date of 24 March 2004 (Post-IPO Option I)	HKD3.6650-HKD25.2600	57,731,661	62,362,775
7 years commencing from date of grant of options (Post IPO Option II)	HKD31.7500-HKD32.6300	10,686,640	-
		80,360,231	81,369,739

(d) Fair values of options

The fair values of the options granted to employees, determined using the BS Model, during the period from 1 January 2006 to 30 June 2007 are as follows:

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (i))	Dividend yield (Note (ii))	Expected volatility (Note (iii))	Exercisable date
23/3/2006	HKD 51,697,000	10,950,000	HKD11.55	HKD11.55	4.40%	1.4%	57%	Based on option grant date (Note (iv))
17/7/2006	HKD 27,083,000	4,073,600	HKD15.05	HKD15.05	4.72%	1.16%	58%	Based on option grant date (Note (iv))
13/10/2006	HKD 4,121,000	600,000	HKD18.10	HKD18.10	3.94%	1.16%	49%	Based on option grant date (Note (iv))
13/10/2006	HKD 20,260,000	2,810,000	HKD18.10	HKD18.10	3.94%	1.16%	49%	Based on option grant date (Note (v))

13 Share options (Continued)

(d) Fair values of options (Continued)

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (i))	Dividend yield (Note (ii))	Expected volatility (Note (iii))	Exercisable date
4/4/2007	HKD 23,873,000	2,510,000	HKD25.26	HKD25.25	3.99%	1.03%	48%	Based on option grant date (Note (v))
4/4/2007	HKD 6,048,000	600,000	HKD25.26	HKD25.25	3.99%	1.03%	48%	Based on the commencement date of employment (Note (vi))
17/5/2007	HKD 43,127,000	3,593,400	HKD31.75	HKD31.75	4.09%	1.03%	48%	Based on option grant date (Note (v))
17/5/2007	HKD 48,282,000	3,611,240	HKD31.75	HKD31.75	4.09%	1.03%	48%	Based on option grant date (Note (vii))
17/5/2007	HKD 33,030,000	2,300,000	HKD31.75	HKD31.75	4.09%	1.03%	48%	Based on option grant date (Note (viii))
28/5/2007	HKD 622,000	50,000	HKD32.63	HKD32.60	4.40%	1.03%	48%	Based on option grant date (Note (v))
15/6/2007	HKD 5,807,000	475,000	HKD32.14	HKD31.90	4.74%	1.03%	48%	Based on option grant date (Note (v))
15/6/2007	HKD 8,966,000	657,000	HKD32.14	HKD31.90	4.74%	1.03%	48%	Based on option grant date (Note (vii))

Note:

(i) The risk free rate was determined based on the yield to maturity of Hong Kong Government Bonds with maturity in December 2011, June 2012 or May 2013 as at the date of valuation.

(ii) Dividend yield is estimated based on the Company's historical dividend yield.

(iii) Volatility, measured as the standard deviation of expected share price returns, is determined based on the average daily trading price volatility of the shares of the Company and comparable companies since their IPO to the valuation date.

13 Share options (Continued)

(d) Fair values of options (Continued)

Note: (Continued)

(iv) For options granted with exercisable date determined based on the grant date of the options, the first 25% of the option can be exercised one year after the grant date, and then each 25% of the total options will become exercisable in each subsequent year.

(v) For options granted with exercisable date determined based on the grant date of the options, the first 20% of the option can be exercised one year after the grant date, and then each 20% of the total options will become exercisable in each subsequent year.

(vi) For options granted with exercisable date determined based on the commencement date of the employment, the first 20% of the option can be exercised two years after the commencement date of employment, and then each 20% of the total options will become exercisable in each subsequent year.

(vii) For options granted with exercisable date determined based on the grant date of the options, the first 20% of the option can be exercised two years after the grant date, and then each 20% of the total options will become exercisable in each subsequent year.

(viii)For options granted with exercisable date determined based on the grant date of the options, the first 20% of the option can be exercised three years after the grant date, and then each 20% of the total options will become exercisable in each subsequent year, except the last 20% of the total options which will become exercisable in eleven months after the fourth 20% of the total options become exercisable.

(e) Expected retention rate of grantees

The expected yearly percentage of employees that will stay within the Group at the end of the vesting period is estimated with reference to the historical employee information, and is assessed to be 87%. The rate has been used to determine the amount of share-based compensation expenses reported in the Interim Financial Statements.

14 Other payables and accruals

	Unaudited 30 June 2007 RMB'000	Audited 31 December 2006 RMB'000
Current portion of present value of contingent considerations payable for the Joymax Acquisition	**49,276**	39,951
Staff costs and welfare accruals	**143,574**	201,204
Marketing and administrative expenses accruals	**120,467**	85,791
Deposits from customer-to-customer business	**23,937**	30,035
Prepayments received from customers	**24,106**	44,985
Professional fees accruals	**18,832**	11,105
Others	**51,885**	31,316
	432,077	444,387

15 Deferred revenue

Deferred revenue mainly represents prepaid service fees made by customers for certain Internet value-added services in the form of prepaid cards and tokens of which the related services have not been rendered as at 30 June 2007.

16 Deferred income taxes

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rates which are expected to apply at the time of reversal of the temporary differences.

The gross movements in the deferred tax account were as follows:

	Unaudited 30 June 2007 RMB'000	Audited 31 December 2006 RMB'000
At beginning of period/year	**113,701**	95,552
Acquisition of subsidiaries	**(860)**	(13,731)
Credit to income statement	**29,667**	63,983
Charge to income statement	**(22,997)**	(32,103)
At end of period/year	**119,511**	113,701

The movements of deferred tax assets were as follows:

Deferred tax assets:

	Deferred tax assets arising from intra-group software and technology sales RMB'000 (Note (a))	Deferred tax assets for tax losses RMB'000	Total RMB'000
At 1 January 2006	96,362	–	96,362
Credit to income statement	62,385	–	62,385
Charge to income statement	(28,225)	–	(28,225)
At 31 December 2006	130,522	–	130,522
Acquisition of Beijing BIZCOM	**–**	**2,137**	**2,137**
Credit to income statement	**28,163**	**–**	**28,163**
Charge to income statement	**(18,757)**	**(217)**	**(18,974)**
At 30 June 2007	**139,928**	**1,920**	**141,848**

16 Deferred income taxes (Continued)

Note (a):

The deferred tax assets recognised are mainly related to the temporary differences arising from certain intra-group software and technology sales transactions enacted (Note 5(d)). The credits to the income taxes represent tax impacts of originating temporary differences arising from these software and technology sales, while the charge to income statement represents tax impacts of the reversal of the temporary differences as a result of the amortisation of the costs of these softwares and technologies.

The movements of deferred tax liabilities were as follows:

Deferred tax liabilities:

	Transfer of surplus cash RMB'000 (Note (b))	Intangible assets acquired in business combination at fair values RMB'000	Total RMB'000
At 1 January 2006	(810)	–	(810)
Acquisition of subsidiaries	–	(13,731)	(13,731)
Credit to income statement	–	1,598	1,598
Charge to income statement	(3,878)	–	(3,878)
At 31 December 2006	(4,688)	(12,133)	(16,821)
Acquisition of Beijing BIZCOM	**-**	**(2,997)**	**(2,997)**
Credit to income statement	**-**	**1,504**	**1,504**
Charge to income statement	**(4,023)**	**-**	**(4,023)**
At 30 June 2007	**(8,711)**	**(13,626)**	**(22,337)**

Note (b):

The Group recognised deferred tax liabilities in respect of the relevant taxes that may arise from the transfer of surplus cash generated from profits derived from Tencent Computer and Shiji Kaixuan, in which the Company has indirect beneficial interests.

17 Other gains, net

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2007	2006	2007	2006
	RMB'000	RMB'000	RMB'000	RMB'000
Interest income	22,070	18,302	42,052	35,637
Fair value (losses)/gains on financial assets held for trading	(1,308)	3,055	730	7,256
Government subsidies	1,782	-	13,258	-
Others	771	-	1,288	-
	23,315	21,357	57,328	42,893

18 Expenses by nature

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2007	2006	2007	2006
	RMB'000	RMB'000	RMB'000	RMB'000
Employee benefits expenses (Note)	163,881	144,758	319,114	270,635
Mobile and telecom charges and bandwidth and server custody fees	154,421	113,214	257,956	211,900
Promotion and advertising expenses	38,438	40,650	75,688	82,905
Depreciation of fixed assets (Note)	34,352	25,588	65,550	47,597
Travelling and entertainment expenses	19,877	17,607	38,843	35,433
Operating lease rentals in respect of office buildings	19,732	9,123	34,338	15,984
Amortisation of intangible assets	11,204	6,773	18,201	12,016
Value-added tax paid upon transfer of software within the Group	2,250	-	2,250	1,500
Other expenses	84,773	58,600	196,694	123,591
Total cost of revenues, selling and marketing expenses and general and administrative expenses	528,928	416,313	1,008,634	801,561

18 Expenses by nature (Continued)

Note:

Research and development expenses were RMB82,971,000 and RMB163,100,000 for the three and six months ended 30 June 2007 (for the three and six months ended 30 June 2006: RMB72,356,000 and RMB135,276,000), respectively. The expenses included employee benefit expenses of approximately RMB68,402,000 and depreciation of fixed assets of approximately RMB13,328,000 for the three months ended 30 June 2007 (for the three months ended 30 June 2006: RMB61,241,000 and RMB9,449,000, respectively) and employee benefit expenses of RMB134,902,000 and depreciation of fixed assets of RMB25,202,000 for the six months ended 30 June 2007 (for the six months ended 30 June 2006: RMB113,164,000 and RMB17,963,000, respectively).

The Group did not capitalise any research and development expenses for the three and six months ended 30 June 2007 (for the three and six months ended 30 June 2006: Nil).

19 Finance costs, net

Finance costs for the three and six months ended 30 June 2007 mainly represent foreign exchange losses arising from the translation of non-RMB denominated monetary assets.

20 Tax expenses

(a) Income tax

(i) Cayman Islands and British Virgin Islands Profits Tax

The Group has not been subject to any taxation in these jurisdictions for the three and six months ended 30 June 2007 and 2006, respectively.

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the three and six months ended 30 June 2007 and 2006, respectively.

(iii) PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") has been provided on the assessable income of entities within the Group established in the PRC for the three and six months ended 30 June 2007 and 2006, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

Subsidiaries established in the Shenzhen Special Economic Zone and Beijing High Technology Zone of the PRC are subject to EIT at a rate of 15%. A subsidiary established in Nanjing of the PRC is subject to EIT at a rate of 33%.

The taxation charges of the Group for the three and six months ended 30 June 2007 and 2006 are analysed as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2007	2006	2007	2006
	RMB'000	RMB'000	RMB'000	RMB'000
PRC current tax	29,878	24,830	42,591	47,476
Deferred tax	(18,651)	10,769	(6,670)	9,921
	11,227	35,599	35,921	57,397

20 Tax expenses (Continued)

(a) Income tax (Continued)

(iii) PRC Enterprise Income Tax (Continued)

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate applicable in Shenzhen and High Technology Zone in Beijing, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2007 RMB'000	2006 RMB'000	2007 RMB'000	2006 RMB'000
Profit before income tax	345,713	303,488	660,576	574,986
Tax calculated at a tax rate of 15%	51,857	45,523	99,086	86,248
Effects of different tax rates available to different companies of the Group	2,837	6,182	4,522	10,734
Effects of tax holiday on assessable profit of subsidiaries	(38,367)	(23,854)	(74,836)	(52,764)
Expenses not deductible for tax purposes	2,295	7,748	8,553	13,179
Utilisation of previously unrecognised deferred tax assets	(12,162)	-	(6,648)	-
Unrecognised tax assets	4,767	-	5,244	-
Tax charge	11,227	35,599	35,921	57,397

20 Tax expenses (Continued)

(b) Value-added tax, Business tax and related taxes

The operations of the Group are also subject to the following taxes in the PRC:

Category	Tax rate	Basis of levy
Value-added tax("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

21 Earnings per share

Basic

Basic earnings per share ("EPS") are calculated by dividing the profits for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2007	2006	2007	2006
Profit attributable to the equity holders of the Company for the period (RMB'000)	334,486	267,889	624,655	517,589
Weighted average number of ordinary shares in issue (thousand shares)	1,779,162	1,771,006	1,775,764	1,781,989
Basic EPS (RMB per share)	0.188	0.151	0.352	0.290

21 Earnings per share (Continued)

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited Three months ended 30 June		Unaudited Six months ended 30 June	
	2007	2006	2007	2006
Profit attributable to the equity holders of the Company for the period (RMB'000)	334,486	267,889	624,655	517,589
Weighted average number of ordinary shares in issue (thousand shares)	1,779,162	1,771,006	1,775,764	1,781,989
Adjustments for share options (thousand shares)	53,536	56,093	56,064	52,840
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousand shares)	1,832,698	1,827,099	1,831,828	1,834,829
Diluted EPS (RMB per share)	0.183	0.147	0.341	0.282

22 Dividends

A final dividend for 2006 of HKD0.12 per share, totalling approximately HKD213,369,000 (equivalent to RMB210,211,000) (final dividend for 2005: HKD140,635,000 (equivalent to RMB145,402,000)) was proposed pursuant to a resolution passed by the Board on 21 March 2007 and was approved by the shareholders in the annual general meeting held on 16 May 2007. Such dividends had been paid as at 30 June 2007.

23 Commitments

(a) Capital commitments

Capital commitments as at the balance sheet date are analysed as follows:

	Unaudited 30 June 2007 RMB'000	Audited 31 December 2006 RMB'000
Contracted:		
Purchase of fixed assets	43,932	10,546
Construction and purchase of buildings	152,118	16,523
	196,050	27,069
Authorised but not contracted:		
Construction and purchase of buildings	475,537	773,918
	671,587	800,987

(b) Operating lease commitments

The future aggregate minimum lease payments committed or authorised under operating leases in respect of buildings are as follows:

	Unaudited 30 June 2007 RMB'000	Audited 31 December 2006 RMB'000
Not later than one year	68,156	25,710
Later than one year but not later than five years	91,939	34,513
Later than five years	7,907	8,515
	168,002	68,738

23 Commitments (Continued)

(c) Other commitments

The future aggregate authorised minimum lease payments under bandwidth and server custody leases are as follows:

	Unaudited 30 June 2007 RMB'000	Audited 31 December 2006 RMB'000
Contracted:		
Not later than one year	**62,637**	42,961
Later than one year but not later than five years	**18,190**	8,521
	80,827	51,482

24 Related parties transactions

Except as disclosed in Note 13 (Share options) to the Interim Financial Statements, the Group had no other material related transactions with related parties for the three and six months ended 30 June 2007.

25 Subsequent events

(a) Business combination

After the balance sheet date, the Group entered into agreements to acquire and subscribe for equity interests in a mobile and telecommunication service provider and a game developer at a total consideration of RMB45,950,000. The Group is in the process of assessing the fair value of acquired identified assets and liabilities and is not yet in a position to determine the final amounts.

(b) Repurchase of shares

In July 2007, the Company repurchased 948,000 of its own ordinary shares traded on the Stock Exchange. The total amount paid to acquire the shares was approximately HKD31,235,000, which will be deducted against shareholders' equity when these shares are cancelled.

26 Approval of Interim Financial Statements

The Interim Financial Statements have been approved by the Board on 15 August 2007.

REVIEW REPORT OF AUDITORS

TO THE BOARD OF DIRECTORS OF
TENCENT HOLDINGS LIMITED
(Incorporated in Cayman Islands with limited liability)

Introduction

We have reviewed the accompanying condensed consolidated balance sheet of Tencent Holdings Limited (the "Company") and its subsidiaries (collectively, the "Group") as of 30 June 2007 and the related condensed consolidated income statement for the three and six months then ended, condensed consolidated statements of changes in shareholders' equity and cash flows for the six months then ended, and a summary of significant accounting policies and other explanatory notes (collectively defined as the "Interim Financial Statements").

The directors are responsible for the preparation and presentation of these Interim Financial Statements in accordance with International Accounting Standard 34, "Interim financial reporting". Our responsibility is to express a conclusion on these Interim Financial Statements based on our review and to report our conclusion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagement 2410, "Review of interim financial information performed by the independent auditor of the entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Interim Financial Statements have not been properly prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 15 August 2007

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 15-day period ended 30 June 2007	For the 16-day period ended 31 March 2007	Percentage Change
	(in millions)		
Registered IM user accounts (at end of period)	647.1	597.9	8.2%
Active user accounts (at end of period)	273.2	253.7	7.7%
Peak simultaneous online user accounts (for the quarter)	28.9	28.5	1.4%
Average daily user hours	439.1	388.9	12.9%
Average daily messages[(1)]	4,149.4	3,572.0	16.2%
Fee-based Internet value-added services registered subscriptions (at end of period)	17.5	15.0	16.7%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[(2)]	9.6	10.2	(5.9%)

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

Our IM platform continued to grow in the second quarter of 2007. Registered IM user accounts, active user accounts, peak simultaneous online user accounts, average daily user hours and average daily messages increased in the second quarter of 2007 as a result of continued growth in the Internet market in China, and through enhancements in our service features and functions. Our fee-based registered subscriptions for Internet value-added services, particularly for Qzone, increased as users positively responded to the various enhancements in our products and services. In addition, the number of fee-based registered subscriptions for Internet value-added services was also positively affected as we added monthly-fee subscription model to some of our Internet value-added services, such as QQ Pet, that were previously offered only on a per-item-sale basis. Fee-based registered subscriptions for our mobile and telecommunications value-added services, however, decreased as we stepped up the cleaning-up of delinquent customer accounts and as we implemented stricter measures to enhance account security. Specifically, in June 2007, we enhanced our authentication system which enables us to better identify and reject subscription applicants and existing subscribers who could potentially present fee collection or other problems.

Financial Performance Highlights

First Half of 2007

The following table sets forth the figures for the first half of 2007 and the first half of 2006:

	Unaudited Six months ended 30 June 2007	30 June 2006
	(RMB in thousands)	
Revenues	1,641,077	1,350,286
Cost of revenues	(503,560)	(374,728)
Gross profit	1,137,517	975,558
Other gains, net	57,328	42,893
Selling and marketing expenses	(141,080)	(154,586)
General and administrative expenses	(363,994)	(272,247)
Operating profit	689,771	591,618
Finance costs, net	(29,195)	(16,632)
Profit before income tax	660,576	574,986
Income tax expenses	(35,921)	(57,397)
Profit for the period	624,655	517,589

Financial Performance Highlights (Continued)

First Half of 2007 (Continued)

Revenues. Revenues increased by 21.5% to RMB1,641.1 million for the first half of 2007 from RMB1,350.3 million for the first half of 2006.

	Six months ended			
	30 June 2007		30 June 2006	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	1,048,022	63.9%	898,798	66.6%
Mobile and telecommunications value-added services	402,580	24.5%	341,781	25.3%
Online advertising	188,667	11.5%	104,742	7.8%
Others	1,808	0.1%	4,965	0.3%
Total revenues	1,641,077	100.0%	1,350,286	100.0%

Cost of revenues. Cost of revenues increased by 34.4% to RMB503.6 million for the first half of 2007 from RMB374.7 million for the first half of 2006.

	Six months ended			
	30 June 2007		30 June 2006	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	268,780	25.6%	200,492	22.3%
Mobile and telecommunications value-added services	153,763	38.2%	125,215	36.6%
Online advertising	65,651	34.8%	38,362	36.6%
Others	15,366	849.9%	10,659	214.7%
Total cost of revenues	503,560		374,728	

Second Quarter of 2007

Our unaudited consolidated revenues for the second quarter of 2007 were RMB868.0 million, an increase of 23.1% over the same period in 2006 and an increase of 12.3% from the first quarter of 2007.

Revenues from our Internet value-added services for the second quarter of 2007 were RMB546.2 million, an increase of 18.2% over the same period in 2006 and an increase of 8.9% from the first quarter of 2007.

Revenues from our mobile and telecommunications value-added services for the second quarter of 2007 were RMB206.0 million, an increase of 15.5% over the same period in 2006 and an increase of 4.8% from the first quarter of 2007.

Revenues from online advertising for the second quarter of 2007 were RMB114.6 million, an increase of 82.0% over the same period in 2006 and an increase of 54.7% from the first quarter of 2007.

Cost of revenues for the second quarter of 2007 were RMB266.0 million, an increase of 33.7% over the same period in 2006 and an increase of 12.0% from the first quarter of 2007.

Selling and marketing expenses for the second quarter of 2007 were RMB70.9 million, a decrease of 5.3% over the same period in 2006 and an increase of 0.9% from the first quarter of 2007.

General and administrative expenses for the second quarter of 2007 were RMB192.0 million, an increase of 34.8% over the same period in 2006 and an increase of 11.7% from the first quarter of 2007.

Operating profit for the second quarter of 2007 was RMB362.4 million, representing an increase of 16.9% over the same period in 2006 and an increase of 10.7% from the first quarter of 2007. As a percentage of revenues, operating profit accounted for 41.8% of total revenues for the second quarter of 2007, compared to 44.0% for the same period of 2006 and 42.3% for the first quarter of 2007.

Profit for the second quarter of 2007 was RMB334.5 million, representing an increase of 24.9% from the same period in 2006 and an increase of 15.3% from the first quarter of 2007. As a percentage of revenues, profit for the period accounted for 38.5% of total revenues for the second quarter of 2007, compared to 38.0% for the same period of 2006 and 37.5% for the first quarter of 2007.

Management Discussion and Analysis

Second Quarter of 2007 Compared to First Quarter of 2007

The following table sets forth the comparative figures for the second quarter of 2007 and the first quarter of 2007:

	Unaudited Three months ended 30 June 2007	Unaudited Three months ended 31 March 2007
	(RMB in thousands)	
Revenues	**868,016**	773,061
Cost of revenues	**(266,041)**	(237,519)
Gross profit	**601,975**	535,542
Other gains, net	**23,315**	34,013
Selling and marketing expenses	**(70,870)**	(70,210)
General and administrative expenses	**(192,017)**	(171,977)
Operating profit	**362,403**	327,368
Finance costs, net	**(16,690)**	(12,505)
Profit before income tax	**345,713**	314,863
Income tax expenses	**(11,227)**	(24,694)
Profit for the period	**334,486**	290,169

Second Quarter of 2007 Compared to First Quarter of 2007 (Continued)

Revenues. Revenues increased by 12.3% to RMB868.0 million for the second quarter of 2007 from RMB773.1 million for the first quarter of 2007. The following table sets forth our revenues by line of business for the second quarter of 2007 and the first quarter of 2007:

	Three months ended			
	30 June 2007		31 March 2007	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	546,235	62.9%	501,787	64.9%
Mobile and telecommunications value-added services	206,036	23.8%	196,544	25.4%
Online advertising	114,599	13.2%	74,068	9.6%
Others	1,146	0.1%	662	0.1%
Total revenues	868,016	100.0%	773,061	100.0%

Revenues from our Internet value-added services increased by 8.9% to RMB546.2 million for the second quarter of 2007 from RMB501.8 million for the first quarter of 2007. The increase reflected the continuing growth in revenues from our online identity business, particularly Qzone, as a result of continued growth in the number of users for the service. The growth in online gaming, due to the growth of the QQ game portal and the co-launch of QQ Huaxia with one of our investee companies in May 2007, also contributed to the increased revenues. Premium QQ business also saw positive growth, as we continued to enhance user loyalty and bundled functionalities and as we increased our cross-marketing efforts. The increase was partially offset by decreases in revenues from QQ Show, which is a mature product awaiting the release of version upgrades.

Revenues from our mobile and telecommunications value-added services increased by 4.8% to RMB206.0 million for the second quarter of 2007 from RMB196.5 million for the first quarter of 2007. This increase reflected increased revenues as we bundled SMS and other value-added services into a value package which generated higher average revenue per user. The increase in revenues was partially offset by a decrease in revenues relating to our mobile voice value-added services due to a decrease in music-related revenue and a decrease in revenues relating to our 2.5G business as we decreased promotion activities for these services in response to stricter regulations and guidelines in the form of content control, confirmation of existing user subscriptions and traffic cost notifications for WAP usage.

Second Quarter of 2007 Compared to First Quarter of 2007 (Continued)

Revenues from online advertising increased by 54.7% to RMB114.6 million for the second quarter of 2007 from RMB74.1 million for the first quarter of 2007, mainly reflecting the seasonal impact of the second quarter of each year having stronger sales compared to the first quarter of each year. In addition, our expanded online advertising team and our stronger relationships with leading advertisers and advertising agencies have enabled us to build an integrated online platform to grow our advertising revenue.

Cost of revenues. Cost of revenues increased by 12.0% to RMB266.0 million for the second quarter of 2007 from RMB237.5 million for the first quarter of 2007. The increase principally reflected the increase in telecommunications operators' revenue share, bandwidth and server custody costs, equipment depreciation costs and content sharing costs as we expanded our business volume. As a percentage of revenues, cost of revenues slightly decreased to 30.6% for the second quarter of 2007 from 30.7% for the first quarter of 2007. The following table sets forth our cost of revenues by line of business for the second quarter of 2007 and the first quarter of 2007:

	Three months ended			
	30 June 2007		31 March 2007	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	145,755	26.7%	123,025	24.5%
Mobile and telecommunications value-added services	76,270	37.0%	77,493	39.4%
Online advertising	35,770	31.2%	29,881	40.3%
Others	8,246	719.5%	7,120	1,075.5%
Total cost of revenues	266,041		237,519	

Second Quarter of 2007 Compared to First Quarter of 2007 (Continued)

Cost of revenues for our Internet value-added services increased by 18.5% to RMB145.8 million for the second quarter of 2007 from RMB123.0 million for the first quarter of 2007. As the volume of our Internet value-added services increased, we recognized higher amounts of telecommunications operators' revenue share. We also recognized higher expenses associated with our bandwidth capacity and servers and depreciation in our equipment as we supported more bandwidth intensive services, such as Qzone and online games. Higher revenue sharing costs and content subscription costs mainly reflected the increase in our business volume.

Cost of revenues for our mobile and telecommunications value-added services decreased by 1.6% to RMB76.3 million for the second quarter of 2007 from RMB77.5 million for the first quarter of 2007. Imbalance fees that relate to the number of messages originating from our platform exceeding the number of messages originating from mobile network platform decreased despite higher revenues from our mobile and telecommunications value-added services as we reduced the number of promotional messages. The decrease was partially offset by an increase in content sharing costs.

Cost of revenues for our online advertising increased by 19.7% to RMB35.8 million for the second quarter of 2007 from RMB29.9 million for the first quarter of 2007. The higher amount of sales commission paid to advertising agencies corresponding to increased advertising sales in the second quarter of 2007 contributed to the higher costs of our online advertising business. The increase also reflected higher expenses associated with our bandwidth capacity and servers as we offered more bandwidth intensive services and enhanced the capacity of our online advertising platform. Staff costs rose as well to support the increase in business volume.

Other gains, net. Other gains reflects primarily the interest income generated from bank deposits and other interest-earning financial assets, fair value gains/(losses) on financial instruments and financial subsidies from government. Other gains decreased by 31.5% to RMB23.3 million for the second quarter of 2007 from RMB34.0 million for the first quarter of 2007. We received RMB1.8 million in financial subsidies from local governments in the second quarter of 2007, compared to RMB11.5 million of financial subsidies received in the first quarter of 2007.

Second Quarter of 2007 Compared to First Quarter of 2007 (Continued)

Selling and marketing expenses. Selling and marketing expenses increased by 0.9% to RMB70.9 million for the second quarter of 2007 from RMB70.2 million for the first quarter of 2007. The increase was mainly attributable to increased promotion and advertising expenses reflecting the general seasonal trend. Travel and entertainment expenses and staff costs also increased in the second quarter of 2007. As a percentage of revenues, selling and marketing expenses decreased to 8.2% in the second quarter of 2007 from 9.1% in the first quarter of 2007.

General and administrative expenses. General and administrative expenses increased by 11.7% to RMB192.0 million for the second quarter of 2007 from RMB172.0 million for the first quarter of 2007. The increase mainly reflected the cost of leasing additional office space in Shenzhen beginning from April 2007, and other office related expenses. General administrative staff costs and research and development related staff costs also increased to support our growing business. In addition, we recognized RMB2.3 million of net value-added tax relating to the sales of software and technology among group companies in the second quarter of 2007, while no such expense was recognized in the first quarter of 2007. As a percentage of revenues, general and administrative expenses slightly decreased to 22.1% in the second quarter of 2007 from 22.2% in the first quarter of 2007.

Finance costs, net. Finance costs represent foreign exchange loss and interest expenses arising from the discounting of "earn-out" consideration in connection with the acquisition of the Joymax Group. Finance costs increased by 33.5% to RMB16.7 million for the second quarter of 2007 from RMB12.5 million for the first quarter of 2007. The increase in finance costs recorded was mainly due to the larger foreign exchange loss attributable to our US dollar-denominated cash and investments. A significant portion of our cash and investments is subject to the same risk, and if Renminbi continues to appreciate, we may incur further foreign exchange losses.

Income tax expenses. Income tax expenses decreased by 54.5% to RMB11.2 million for the second quarter of 2007 from RMB24.7 million for the first quarter of 2007. Income tax expenses decreased in the second quarter of 2007 despite our recording of higher operating profit as we recorded deferred tax assets of RMB28.2 million in the second quarter of 2007 relating to the intra-group sales of self-developed software and technology, while no such deferred tax assets were recorded in the first quarter of 2007.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 15.3% to RMB334.5 million for the second quarter of 2007 from RMB290.2 million for the first quarter of 2007. Profit margin improved to 38.5% for the second quarter of 2007 from 37.5% for the first quarter of 2007.

Second Quarter of 2007 Compared to Second Quarter of 2006

The following table sets forth the comparative figures for the second quarter of 2007 and the second quarter of 2006:

	Three months ended	
	30 June 2007	30 June 2006
	(RMB in thousands)	
Revenues	**868,016**	704,981
Cost of revenues	**(266,041)**	(199,035)
Gross profit	**601,975**	505,946
Other gains, net	**23,315**	21,357
Selling and marketing expenses	**(70,870)**	(74,838)
General and administrative expenses	**(192,017)**	(142,440)
Operating profit	**362,403**	310,025
Finance costs, net	**(16,690)**	(6,537)
Profit before income tax	**345,713**	303,488
Income tax expenses	**(11,227)**	(35,599)
Profit for the period	**334,486**	267,889

Second Quarter of 2007 Compared to Second Quarter of 2006 (Continued)

Revenues. Revenues increased by 23.1% to RMB868.0 million for the second quarter of 2007 from RMB705.0 million for the second quarter of 2006, as a result of a significant increase in revenues from Internet value-added services and online advertising business. The following table sets forth our revenues by line of business for the second quarter of 2007 and the second quarter of 2006:

	Three months ended			
	30 June 2007		30 June 2006	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	546,235	62.9%	462,260	65.6%
Mobile and telecommunications value-added services	206,036	23.8%	178,355	25.3%
Online advertising	114,599	13.2%	62,972	8.9%
Others	1,146	0.1%	1,394	0.2%
Total revenues	868,016	100.0%	704,981	100.0%

Revenues from our Internet value-added services increased by 18.2% to RMB546.2 million for the second quarter of 2007 from RMB462.3 million for the second quarter of 2006. Revenues from our various online identity and community services increased as we enhanced the functionalities and features of our products, particularly Qzone, which attracted more users. In addition, revenues from our Premium QQ services also increased as we bundled some of our other value-added services such as QQ Magic, E-cards, self-defined personal icons and QQ Ring into our service package in April of 2006. These increases were partially offset by a decrease in revenue from QQ Show as the product matured, a decrease in revenue from QQ game portal as we scaled back certain monetization to grow users, and a decrease in QQ Fantasy as the product matured.

Revenues from our mobile and telecommunications value-added services increased by 15.5% to RMB206.0 million for the second quarter of 2007 from RMB178.4 million for the second quarter of 2006. This increase mainly reflected increased SMS revenues as we enhanced the functionalities of our products and as we bundled SMS and other value-added services into a value package which generated higher average revenue per user. The increase was partially offset by the negative impact of the policy changes with respect to wireless value-added services since the third quarter of 2006.

Second Quarter of 2007 Compared to Second Quarter of 2006 (Continued)

Revenues from online advertising increased by 82.0% to RMB114.6 million for the second quarter of 2007 from RMB63.0 million for the second quarter of 2006. The increase in revenues reflected our growing customer base and increased prices, particularly for the advertising embedded in our IM services. In addition, we have had increased opportunities to provide "in-game" advertising services.

Cost of revenues. Cost of revenues increased by 33.7% to RMB266.0 million for the second quarter of 2007 from RMB199.0 million for the second quarter of 2006. The increase principally reflected increased bandwidth and server custody fees as we supported more bandwidth intensive services. In addition, staff costs increased as we increased the number of employees to support our various services and products and the amount of telecommunications operators' revenue share increased as our business volume increased. As a percentage of revenues, cost of revenues increased to 30.6% in the second quarter of 2007 from 28.2% in the second quarter of 2006. The following table sets forth our cost of revenues by line of business for the second quarter of 2007 and the second quarter of 2006:

	Three months ended			
	30 June 2007		30 June 2006	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**145,755**	**26.7%**	105,809	22.9%
Mobile and telecommunications value-added services	**76,270**	**37.0%**	65,774	36.9%
Online advertising	**35,770**	**31.2%**	21,596	34.3%
Others	**8,246**	**719.5%**	5,856	420.1%
Total cost of revenues	**266,041**		199,035	

Second Quarter of 2007 Compared to Second Quarter of 2006 (Continued)

Cost of revenues for our Internet value-added services increased by 37.8% to RMB145.8 million for the second quarter of 2007 from RMB105.8 million for the second quarter of 2006. The increase mainly reflected additional expenses incurred to support more bandwidth intensive services, such as Qzone and online games. Telecommunications operators' revenue share and sharing and subscription costs also increased as we increased the business volume of our Internet value-added services.

Cost of revenues for our mobile and telecommunications value-added services increased by 16.0% to RMB76.3 million for the second quarter of 2007 from RMB65.8 million for the second quarter of 2006. The increase was due mainly to increased telecommunications operators' revenue share corresponding to the increase in our mobile and telecommunications value-added services.

Cost of revenues for our online advertising increased by 65.6% to RMB35.8 million for the second quarter of 2007 from RMB21.6 million for the second quarter of 2006. The increase mainly reflected higher commissions paid to agencies as a result of an increase in advertisement placements and increased reliance on advertising agencies. In addition, we had higher expenses associated with our bandwidth capacity and servers as we offered more bandwidth intensive services and enhanced the capacity of our online advertising platform.

Other gains, net. We recorded other gains of RMB23.3 million for the second quarter of 2007 compared to RMB21.4 million for the second quarter of 2006. The increase mainly reflected the increased interest income.

Selling and marketing expenses. Selling and marketing expenses decreased by 5.3% to RMB70.9 million for the second quarter of 2007 from RMB74.8 million for the second quarter of 2006. The decrease principally reflected the decrease in promotion and advertising expenses and staff costs due to tighter cost control.

Second Quarter of 2007 Compared to Second Quarter of 2006 (Continued)

General and administrative expenses. General and administrative expenses increased by 34.8% to RMB192.0 million for the second quarter of 2007 from RMB142.4 million for the second quarter of 2006. The increase primarily reflected the increase in staff costs as a result of a higher number of staff employed to support our business expansion, and increased salaries. Research and development costs also increased as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games and IM functionalities. We also had additional office leasing expenses as we expanded our office space.

Finance costs, net. We recorded finance costs of RMB16.7 million for the second quarter of 2007 compared to RMB6.5 million for the second quarter of 2006. The increase in finance costs recorded was mainly due to the foreign exchange loss relating to our US dollar-denominated cash and investments in connection with the appreciation of Renminbi.

Income tax expenses. Income tax expenses decreased by 68.5% to RMB11.2 million for the second quarter of 2007 from RMB35.6 million for the second quarter of 2006. Income tax expenses decreased in the second quarter of 2007 compared to the second quarter of 2006 despite our recording higher operating profit in the second quarter of 2007 as we recorded deferred tax assets of RMB28.2 million in the second quarter of 2007 relating to the intra-group sales of self-developed software and technology, while no such deferred tax assets were recorded in the second quarter of 2006.

Profit for the period. Profit for the period increased by 24.9% to RMB334.5 million for the second quarter of 2007 from RMB267.9 million for the second quarter of 2006. Profit margin was 38.5% for the second quarter of 2007 compared to 38.0% for the second quarter of 2006.

Liquidity and Financial Resources

As at 30 June 2007 and 31 March 2007, we had the following major financial resources in the form of cash and investments:

	Unaudited 30 June 2007	31 March 2007
	(RMB in thousands)	
Cash and cash equivalents	**1,839,775**	1,690,570
Term deposits with initial term of over three months	**914,784**	1,092,633
Financial assets held for trading	**245,278**	294,018
Held-to-maturity investments	**304,620**	309,368
Total	**3,304,457**	3,386,589

A large portion of our financial resources represent non-Renminbi denominated proceeds raised from our initial public offering in 2004, and is held in deposits and investments denominated in US dollars. Since there are no cost-effective hedges against the appreciation of Renminbi and no effective manner to generally convert a significant amount of US dollars into Renminbi, which is not a freely exchangeable currency, there is a risk that we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 30 June 2007.

Business Outlook

In the second quarter of 2007, our diversified business portfolio generated solid financial performance. While certain Internet value-added services, such as QQ Show and some online games, declined due to product maturity and weaker seasonality compared to the first quarter, revenues from other services increased to generate overall quarter-on-quarter growth. In particular, advertising revenue increased significantly due to stronger seasonality. Qzone and QQ game portal revenues also increased due to more usage and better monetization. As we step into the summer season, we expect some of our entertainment-related Internet value-added services to benefit from the summer school holidays as students will have more time to spend online while its wireless value-added services will face pressure as regulatory environment becomes more challenging.

In our IM platform, we have continued our account security enhancement and anti-spamming efforts. These efforts have resulted in a securer and healthier environment for our users. At the same time, we have also been working to enhance its performance, basic functionalities and integration with our other Internet services such as Qzone and QQ Mail. As a result of these initiatives, we have witnessed healthy growth in our IM user metrics, which is continuing into the summer season.

Our QQ.com portal platform also generated solid growth in terms of pageviews, driven by growth in our Qzone, entertainment, news, sports and lady channels. Our branding program to enhance the recognition and profile of QQ.com was well underway with our QQ.com advertisements being placed in strategic outdoor locations across Beijing and Shanghai. In addition, we continued to be involved in high profile events to showcase our brand. For example, in April, we were selected as the exclusive Internet media partner to Boao Forum, a high profile economic forum held in Hainan. Stepping into July, we have announced our comprehensive reporting program for the 2008 Beijing Olympic Games. We believe our investments in branding and contents of QQ.com are beginning to pay off as demonstrated in the growth of both our traffic and advertising revenue.

In our community oriented Internet value-added services, Qzone continued to grow in terms of usage and monetization. We have also introduced new applications such as Celebrity Qzone on this platform, which has generated encouraging response from both celebrities and our general users. Going forward, we will continue to improve the speed and performance of the service, as well as introduce more applications to provide richer experience to the large Qzone user base. In terms of QQ Show, we are on track to introduce beta tests of its product upgrade for the third quarter. In light of the tight integration between QQ and QQ Show, we plan to run the beta tests cautiously and for more extended period of time than our normal services. For QQ Pet, we have been working on a new pet, the Piggy, for introduction in the second half of the year, which we believe will add variety to our online pet service.

In the area of online gaming Internet value-added services, QQ Game was relatively flat in terms of concurrent users, but monetization improved as we introduced more functionalities such as richer in-game avatars. In MMOG, revenue from QQ Fantasy continued to decline due to aging and competition from new titles. We have started to sell items in addition to collecting time-based charges, which helped to somewhat mitigate the decline in revenue. Going forward, we plan to convert the revenue model of the game into more item-based one. During the second quarter, we co-launched QQ Huaxia, a hard-core MMOG, along with Shenzhen Domain, an investee company of ours. We have also launched our self-developed light MMOG QQ San Guo in July. We expect these two games to generate incremental revenue for us in the third quarter. In advanced casual game, our existing games suffered from a weak season and lack of upgrades. We are currently planning to launch two advanced casual games, one licensed and one self-developed, toward the fourth quarter of this year. We are also working to further strengthen our pipeline through self-development and licensing from third-party studios.

In our mobile and telecommunication value-added services, we continued to face increasingly challenging industry environment as more restrictions were introduced by regulators and operators to limit promotional activities and content. In response, we have been bundling our services into more valuable subscription packages in order to increase user loyalty and attract new users. On 1 July 2007, Fetion QQ, a mobile chat service we developed jointly with China Mobile's Fetion mobile IM platform, was launched as scheduled. We are working hard to transfer our Mobile QQ users to Fetion QQ smoothly, aiming to reduce the loss of users in such transition. We expect our mobile and telecommunication value-added service to face increasing revenue pressure in the coming quarters. On a more positive note, our wireless WAP portal has seen continued growth as a result of general industry growth and our efforts to improve its content.

In our online advertising business, we experienced strong quarterly growth due to favorable seasonality and better execution of our advertising sales team. We believe there is still significant untapped potential for us to increase the monetization of our large user base and leading Internet assets through advertising over the long run. We will be focusing on building our sales team, our relationship with key customers and channel partners, and our technology platform to deliver better and more effective online advertising solutions to our customers.

Directors' Interests in Securities

As at 30 June 2007, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken, under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept by the Company; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(A) LONG POSITION IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY

Name of Director	Nature of interest	Number of shares/ underlying shares held	Percentage of issued share capital
Ma Huateng	Corporate (Note 1)	230,683,080	12.94%
Zhang Zhidong	Corporate (Note 2)	87,000,000	4.88%
Lau Chi Ping Martin	Personal (Note 3)	8,473,600	0.48%
Li Dong Sheng	Personal (Note 3)	100,000	0.01%
Iain Ferguson Bruce	Personal (Note 3)	100,000	0.01%
Ian Charles Stone	Personal (Note 3)	100,000	0.01%

Notes:

1. These shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.
2. These shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.
3. The interest represents the underlying shares in respect of the share options granted pursuant to the Post-IPO Option I. Details of the share options granted to the directors are set out below under "Share Option Schemes".

Directors' Interests in Securities (Continued)

(B) LONG POSITION IN THE SHARES OF ASSOCIATED CORPORATIONS

Name of Director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Percentage of issued share capital
Ma Huateng	Shenzhen Tencent Computer Systems Company Limited	Personal	RMB9,500,000 (registered capital)	47.5%
	Shenzhen Shiji Kaixuan Technology Company Limited	Personal	RMB5,225,000 (registered capital)	47.5%
Zhang Zhidong	Shenzhen Tencent Computer Systems Company Limited	Personal	RMB4,000,000 (registered capital)	20%
	Shenzhen Shiji Kaixuan Technology Company Limited	Personal	RMB2,200,000 (registered capital)	20%

Save as disclosed above, none of the directors or chief executive and their associates, had interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations as at 30 June 2007.

Share Option Schemes

The Company has adopted three share option schemes, namely, the Pre-IPO Option, the Post-IPO Option I and the Post-IPO Option II, under which the directors may, at their discretion, grant options to employees, including any directors, of the Company or its subsidiaries to subscribe for shares in the Company, subject to the terms and conditions stipulated therein. No further options will be granted under the Pre-IPO Option and the Post-IPO Option I. Movements of the options under the Pre-IPO Option, the Post-IPO Option I and the Post-IPO Option II are detailed in Note 13 to the Interim Financial Statements as included in this interim report.

Share Option Schemes (Continued)

As at 30 June 2007, there were a total of 8,773,600 outstanding share options granted to the directors of the Company, details of which are as follows:-

			Number of share options				
Name of director	Date of grant	Exercise price (HKD)	As at 1 January 2007	Granted during the period	Exercised during the period	As at 30 June 2007	Exercise Period
Lau Chi Ping Martin (Note 1)	3 February 2005	4.8	4,473,600		500,000 (Note 5)	3,973,600	3 February 2006 to 23 March 2014 (Note 2)
	20 December 2005	8.35	2,000,000			2,000,000	20 December 2006 to 23 March 2014 (Note 2)
	23 March 2006	11.55	1,500,000			1,500,000	23 March 2007 to 23 March 2014 (Note 2)
	4 April 2007	25.26 (Note 4)		1,000,000		1,000,000	4 April 2008 to 23 March 2014 (Note 3)
		Total:	7,973,600	1,000,000	500,000	8,473,600	
Li Dong Sheng	4 April 2007	25.26 (Note 4)		100,000		100,000	4 April 2008 to 23 March 2014 (Note 3)
Iain Ferguson Bruce	4 April 2007	25.26 (Note 4)		100,000		100,000	4 April 2008 to 23 March 2014 (Note 3)
Ian Charles Stone	4 April 2007	25.26 (Note 4)		100,000		100,000	4 April 2008 to 23 March 2014 (Note 3)

Note:

1. Mr Lau was appointed as Director of the Company on 21 March 2007.
2. For options granted with exercisable date determined based on the grant date of options, the first 25% of the option can be exercised one year after the grant date, and 25% each of the total options will become exercisable in each subsequent year.
3. For options granted with exercisable date determined based on the grant date of options, the first 20% of the option can be exercised one year after the grant date, and 20% each of the total options will become exercisable in each subsequent year.

Share Option Schemes (Continued)

4. The closing price immediately before the date on which the options were granted was HKD25.15.

5. The weighted average closing price immediately before the date on which the options were exercised was HKD27.65.

6. No option was cancelled/lapsed during the period.

7. Fair value of the options granted during the period are set out in Note 13 to the Interim Financial Statements as included in this interim report.

Substantial Shareholders

As at 30 June 2007, the following persons, other than the directors or chief executive of the Company, had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the issued share capital of the Company:

Long position in the shares of the Company

Name of shareholder	Nature of interest	Number of shares held	Percentage of issued share capital
MIH QQ (BVI) Limited	Corporate (Note 1)	630,240,380	35.36%
Advance Data Services Limited	Corporate (Note 2)	230,683,080	12.94%
ABSA Bank Limited	Corporate (Note 3)	185,000,000	10.38%

Notes:

1 As MIH QQ (BVI) Limited ("MIH") is wholly owned by Naspers Limited through its intermediary companies MIH (BVI) Limited and MIH Holdings Limited. Naspers Limited, MIH (BVI) Limited and MIH Holdings Limited are deemed to be interested in the same block of 630,240,380 Shares under Part XV of the SFO. Out of the 630,240,380 shares held by MIH, 185,000,000 shares are pledged to ABSA Bank Limited, as referenced in Note 3 below.

2 As Advance Data Services Limited is wholly owned by Ma Huateng, Mr. Ma has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

Substantial Shareholders (Continued)

3 As ABSA Bank Limited has a security interest in 185,000,000 Shares, which are held by MIH, and ABSA Bank Limited is wholly owned by Barclays Bank PLC through its intermediary company ABSA Group Limited. Barclays Bank PLC and ABSA Group Limited are deemed to be interested in the same block of 185,000,000 Shares under Part XV of the SFO.

Save as disclosed above, the Company had not been notified of any other persons (other than a director or chief executive of the Company) who, as at 30 June 2007, had an interest or short position in the shares and underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

Employee and Remuneration Policies

As at 30 June 2007, the Group had 3,296 employees (30 June 2006: 2,443), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs, and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost (including capitalized remuneration cost) incurred by the Group for the six months ended 30 June 2007 was RMB 321.3 million (30 June 2006: RMB270.6 million).

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2007.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited Interim Financial Statements for the three and six months ended 30 June 2007.

Adoption of Code of Conduct regarding Directors' Securities Transactions

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard set out in Appendix 10 - Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules. The directors of the Company have complied with such code of conduct throughout the accounting periods covered by this interim report.

Compliance with the Code on Corporate Governance Practices

Save as disclosed in the 2006 annual report of the Company which was the position as at 31 December 2006, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the six months ended 30 June 2007, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

As to the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate, and inform shareholders accordingly.

Appreciation

Last but not least, I would like to express my deepest gratitude to our staff for their contribution, commitment and hard work and to our Board for its guidance and support throughout the period. I would also like to thank all our shareholders and investors for their support and confidence in our Group.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 15 August 2007

Tencent 腾讯

Website 網址：www.tencent.com



Head Office
5th to 10th Floor, FIYTA Hi-tech Building, Gaoxinnanyi Avenue
Southern District of Hi-tech Park, Shenzhen, 518057, the PRC



總辦事處
深圳市高新科技園南區
高新南一道飛亞達高科技大廈5至10樓



Zipcode 郵編：518057
Telephone 電話：86-755-86013388
Facsimile 傳真：86-755-86013399



Hong Kong Office
Room 3002, 30/F., Far East Finance Centre
16 Harcourt Road, Hong Kong

香港辦事處
香港夏慤道16號
遠東金融中心30樓3002室



Telephone 電話：852-21795122
Facsimile 傳真：852-25290222

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

4 July 2007

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
4 July 2007	225, 000	On the Exchange	32.75	32.40	7,344,292.50
Total	225, 000				7,344,292.50

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 0

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(225,000 \times 100)}{1,778,073,098}$$ 0.01%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 18 April 2007 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

5 July 2007

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
5 July 2007	615,000	On the Exchange	33.05	32.80	20,311,174.50
Total	615,000				20,311,174.50

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 840,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(840{,}000 \times 100)}{1{,}778{,}073{,}098} \qquad 0.05\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 18 April 2007 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

6 July 2007

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share or~~ Highest Price Paid $ (HKD)	Lowest Price Paid $ (HKD)	Total Paid $ (HKD)
6 July 2007	108,000	On the Exchange	33.20	33.05	3,579,498.00
Total	108,000				3,579,498.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 948,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(948{,}000 \times 100)}{1{,}778{,}073{,}098} \qquad 0.05\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 18 April 2007 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

16 August 2007

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
16 August 2007	1,849,000	On the Exchange	33.20	31.60	59,363,809.10
Total	1,849,000				59,363,809.10

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) — (a) 2,797,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(2{,}797{,}000 \times 100)}{1{,}778{,}073{,}098}$$ 0.16%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 18 April 2007 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

17 August 2007

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $ (HKD)	Lowest Price Paid $ (HKD)	Total Paid $ (HKD)
17 August 2007	500,000	On the Exchange	31.45	28.90	15,187,900.00
Total	500,000				15,187,900.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 3,297,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(3{,}297{,}000 \times 100)}{1{,}778{,}073{,}098}$$ 0.19%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 18 April 2007 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

20 August 2007

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $ (HKD)	Lowest Price Paid $ (HKD)	Total Paid $ (HKD)
20 August 2007	41,000	On the Exchange	33.00	32.95	1,352,950.80
Total	41,000				1,352,950.80

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 3,338,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(3{,}338{,}000 \times 100)}{1{,}778{,}073{,}098}$$ 0.19%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 18 April 2007 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

21 August 2007

Dear Sir,

Name of Company: TENCENT HOLDINGS LIMITED

Description of Securities: ORDINARY SHARES

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

HKD

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share~~ ~~or~~ Highest Price Paid $	Lowest Price Paid $	Total Paid $
21 August 2007	100,000	On the Exchange	34.45	34.45	3,445,000.00
Total	100,000				3,445,000.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (including those reported in A above) (a) 3,438,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(3,438,000 \times 100)}{1,778,073,098} \qquad 0.19\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 18 April 2007 which has been filed with the Exchange.

Yours faithfully

Signed:____________________

Name: Lau Suk Yi

Company Secretary

for and on behalf of

Tencent Holdings Limited